Exhibit 99.1

Thomson Reuters Announces Voting Results for Election of Directors

NEW YORK, May 12, 2016 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced the voting results from the election of the company’s Board of Directors at its annual meeting of shareholders held yesterday in Toronto.

All 13 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

The results were as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
David Thomson	644,324,687	99.11	5,794,491	0.89	650,119,178
James C. Smith	645,671,700	99.32	4,446,484	0.68	650,118,184
Sheila C. Bair	647,931,289	99.66	2,188,646	0.34	650,119,935
David W. Binet	623,731,801	95.94	26,385,726	4.06	650,117,527
Mary Cirillo	647,558,395	99.61	2,561,020	0.39	650,119,415
W. Edmund Clark	615,278,414	94.64	34,836,871	5.36	650,115,285
Michael E. Daniels	647,785,442	99.64	2,330,440	0.36	650,115,882
P. Thomas Jenkins	646,889,974	99.50	3,226,012	0.50	650,115,986
Ken Olisa, OBE	648,080,870	99.69	2,029,097	0.31	650,109,967
Vance K. Opperman	642,171,086	98.78	7,938,560	1.22	650,109,646
Barry Salzberg	648,249,371	99.71	1,859,256	0.29	650,108,627
Peter J. Thomson	644,699,426	99.17	5,410,233	0.83	650,109,659
Wulf von Schimmelmann	647,785,160	99.64	2,324,700	0.36	650,109,860

Shareholders voted in favor of all items of business at the annual meeting. A final report on voting results has been filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 646 223 5285 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com